Exhibit 99.1

PRESS RELEASE

ASLAN PHARMACEUTICALS PRESENTS NEW DATA ON EBLASAKIMAB IN MULTIPLE POSTERS AT THE 31st ANNUAL EUROPEAN ACADEMY OF DERMATOLOGY AND VENEREOLOGY (EADV) CONGRESS

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Data presented at EADV for the first time show eblasakimab suppresses downstream inflammatory biomarkers of atopic dermatitis, continuing 4-6 weeks after the last dose
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Notable improvements in quality-of-sleep measures, with fewer patients reporting sleep disturbance on eblasakimab
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Eblasakimab significantly reduced P-NRS (itch) scores and improvements continued throughout 8-week course of treatment across all dose cohorts

California and Singapore, September 7, 2022 – ASLAN Pharmaceuticals (NASDAQ: ASLN), a clinical-stage, immunology-focused biopharmaceutical company developing innovative treatments to transform the lives of patients, today announced the presentation of new eblasakimab data at the 2022 European Academy of Dermatology and Venereology (EADV) annual congress in Milan, Italy. Three posters are being presented as e-posters throughout the duration of the congress from September 7 to 10, 2022.

The posters include previously unpublished data on biomarkers and quality-of-life measures, and new, additional analyses of clinical data from the previously reported Phase 1 multiple-ascending dose study of eblasakimab in moderate-to-severe atopic dermatitis (AD).

Alex Kaoukhov, Chief Medical Officer, ASLAN Pharmaceuticals, commented, “The newly presented biomarker data provide a robust, objective basis for the clinical efficacy we observed in the Phase 1 trial of eblasakimab and support its potential to offer a clearly differentiated treatment option for AD patients. We observed significant improvements in itch and sleep loss within the 8-week study period, suggesting the potential for a greater magnitude of effect with prolonged treatment and we are investigating this in the ongoing phase 2b study. Collectively, the data being presented at EADV gives us great confidence to continue investigating eblaskaimab’s role in AD and other indications in the future.”

2022 EADV e-poster details

Poster 1 (Poster #0243)

Eblasakimab, a monoclonal antibody targeting IL-13Ra1, reduces serum biomarkers that are associated with atopy and correlated with disease severity, in patients with moderate-to-severe atopic dermatitis

Discussion
AD is a skin disease with a predominant Type-2-inflammatory signature. Signaling through the Type 2 receptor induces expression of a multitude of marker molecules, correlating with disease severity. Marker molecules such as thymus activation regulated cytokine (TARC/CCL17), immunoglobulin E (IgE), and lactate dehydrogenase (LDH) are elevated in patients with severe disease. The poster shows results of patient samples from the proof-of-concept (PoC) trial of eblasakimab in adults with moderate-to-severe atopic dermatitis. Samples were immunoassayed for serum TARC, IgE and tested for LDH.

Results
Eblasakimab treatment reduced circulating levels of TARC/CCL17, IgE, and LDH, suggesting eblasakimab’s unique mechanism of action targeting IL-13R1 and blocking the signaling of IL-4 and IL-13 through the Type 2 receptor is associated with reduced expression of the biomarker molecules associated with disease severity in AD. Reductions from baseline were observed as early as the first post-baseline assessment for TARC/CCL17 (day 4), IgE (day 15) and

LDH (day 15), with a rapid onset and significant difference at week 8 between 600 mg vs placebo for TARC/CCL17 (mean values of ‑62.23 vs ‑17.83, P<0.001). Serum biomarkers generally remained supressed in the eblasakimab groups for four to six weeks following the last dose.

Poster 2 (Poster #0342)

Eblasakimab improves itch and sleep loss in adult patients with moderate-to-severe atopic dermatitis in a randomized, double-blinded, placebo-controlled, Phase 1 study

Discussion
Chronic itch is a hallmark of AD and occurs in over 80% of patients with the disease2. Itch is the most burdensome symptom reported by patients and is strongly linked to sleep disturbances; in the general population, up to 48% of adults experience sleep disturbances, but in adults with AD this figure is up to 90%3. The poster presents patient reported outcomes from the PoC trial of eblasakimab in adults with moderate-to-severe atopic dermatitis and includes analyses of pruritus numeric rating scale (P-NRS) and Patient Oriented Eczema Measure (POEM) with a single sleep loss component.

Results
Eblasakimab significantly reduced P-NRS scores across all dose cohorts in the modified Intent to Treat (mITT) population and improvements continued throughout the 8-week course of treatment. At week 8, patients in the 600mg dose group showed a 48% improvement in worst itch, versus a 13% improvement in the placebo group (P=0.05). 56% of patients in the 600mg eblasakimab group demonstrated at least a two point mean improvement in sleep loss, a clinically significant improvement in sleep loss, versus 15% in the placebo group.

Poster 3 (Poster #0343)

Eblasakimab improves multiple disease measures in adult patients with moderate-to-severe atopic dermatitis in a randomized, double-blinded, placebo-controlled, Phase 1 study

Discussion
The poster presents results on assessments of clinical signs of AD from the randomized, placebo controlled, double-blinded Phase 1 PoC trial of eblasakimab in adults with moderate-to-severe AD and highlights improvements in disease measures after treatment with eblasakimab. Efficacy assessments include changes in eczema area and severity index (EASI), Investigators Global Assessment (IGA) and Body Surface Area (BSA) score. Patients in the mITT population received eblasakimab at 200 mg (N=4), 400 mg (N=6), 600 mg (N=16) or placebo (N=13).

Results
In the mITT population, significant improvements in EASI score were seen early and progressed throughout the trial compared with placebo, with the 400mg and 600mg dose cohorts producing a greater response than the 200mg dose. At week 8, significant improvements were noted in the mean percentage change from baseline in EASI score in the 600mg group versus placebo (65% vs 27%, P=0.014), and 69% of patients achieved EASI-75 in the eblasakimab 600mg dose group versus 15% on placebo (P=0.005). Eblasakimab was well tolerated with notable improvements also seen in IGA versus placebo (44% vs 15%) in the 600mg group at week 8.

The posters presented at the conference are available to access here.

References

1.
Hamilton JD et al (2021) Clin Exp Allergy 51(7):915‑931
2.
Legat (2021) Frontiers in Med 8:644760
3.
Bawany et al (2021) J Allergy Clin Immunol Pract 9(4):1488-1500

About eblasakimab

Eblasakimab is a potential first-in-class monoclonal antibody targeting the IL-13 receptor, with the potential to deliver a differentiated safety and efficacy profile as well as an improved dosing regimen for atopic dermatitis patients. In September 2021, ASLAN announced positive results from the Phase 1b multiple-ascending-dose study that established proof-of-concept of ASLAN004 and supported its potential as a novel treatment for AD. In January 2022, ASLAN initiated the TREK-AD Phase 2b trial to evaluate the safety and efficacy of eblasakimab in moderate-to-severe AD patients.

About ASLAN Pharmaceuticals

ASLAN Pharmaceuticals (Nasdaq: ASLN) is a clinical-stage, immunology-focused biopharmaceutical company developing innovative treatments to transform the lives of patients. ASLAN is currently evaluating eblasakimab (also known as ASLAN004), a potential first-in-class antibody targeting the IL-13 receptor, in atopic dermatitis, and farudodstat (also known as ASLAN003), a potent oral inhibitor of the enzyme DHODH, in autoimmune disease. ASLAN has a team in California and in Singapore. For additional information please visit www.aslanpharma.com or follow ASLAN on LinkedIn.

Forward looking statements

This release contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of ASLAN Pharmaceuticals Limited and/or its affiliates (the "Company"). These forward-looking statements may include, but are not limited to, statements regarding the Company’s business strategy and clinical development plans; the Company’s plans to develop and commercialize eblasakimab and farudodstat; the safety and efficacy of eblasakimab and farudodstat; the Company’s plans and expected timing with respect to clinical trials, clinical trial enrolment and clinical trial results for eblasakimab and farudodstat; the potential of eblasakimab as a first-in-class treatment for atopic dermatitis; and of farudodstat as a treatment for autoimmune disease. The Company’s estimates, projections and other forward-looking statements are based on management's current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations, or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of many risks and uncertainties, which include, unexpected safety or efficacy data observed during preclinical or clinical studies; clinical site activation rates or clinical trial enrolment rates that are lower than expected; the impact of the COVID-19 pandemic or the ongoing conflict between Ukraine and Russia on the Company’s business and the global economy; general market conditions; changes in the competitive landscape; and the Company’s ability to obtain sufficient financing to fund its strategic and clinical development plans. Other factors that may cause actual results to differ from those expressed or implied in such forward-looking statements are described in the Company’s US Securities and Exchange Commission filings and reports (Commission File No. 001- 38475), including the Company’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on March 25, 2022. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections, and other forward-looking statements. Estimates, projections, and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection, or forward-looking statement.

Ends

Media and IR contacts

Emma Thompson Spurwing Communications Tel: +65 6206 7350 Email: ASLAN@spurwingcomms.com	Ashley R. Robinson LifeSci Advisors, LLC Tel: +1 (617) 430-7577 Email: arr@lifesciadvisors.com